Filed Pursuant to Rule 433

Issuer Free Writing Prospectus

Registration No. 333-151465

September 4, 2008

OKLAHOMA GAS AND ELECTRIC COMPANY

$250,000,000 6.350% SENIOR NOTES, SERIES DUE SEPTEMBER 1, 2018

Issuer:	Oklahoma Gas and Electric Company
Size:	$250,000,000
Maturity:	September 1, 2018
Coupon:	6.350%
Price:	99.645% of face amount
Yield to maturity:	6.399%
Spread to Benchmark Treasury:	275 bps
Benchmark Treasury:	UST 4.000% due August 15, 2018
Benchmark Treasury Price and Yield:	102-29, 3.649%
Interest Payment Dates:	March 1 and September 1, commencing March 1, 2009
Redemption Provisions:
Make-whole call	At any time at a discount rate of Treasury plus 45 basis points
Settlement:	T+3; September 9, 2008
CUSIP:	678858 BJ9
Ratings:	A2/BBB+
Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling UBS Securities LLC toll free at (877) 827-6444 ext. 561-3884 or Wachovia Capital Markets, LLC at (800) 326-5697.